12

08002468

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trans America Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 3 2008
THOMSON REUTERS

FILE NO. 82- 03480 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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082-03480

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2008 MAY 12 A 7:52

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2007

12-31-07
AR/S

SEC Mail Processing
Section

MAR 06 2008

Washington, DC
111

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2007

1.1 April 28, 2008

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. During the past year the Company's main focus has involved the management of its uranium assets in the Western United States, and the evaluation of other opportunities in the minerals sector. In addition, management were successful in raising approximately $7.6 million to fund its exploration activities in the Western U.S.

Foremost among these assets is the Grants Uranium Project in New Mexico which will be developed under a joint venture agreement with the Company's private industry partner, Neutron Energy, Inc. Trans America funded Neutron Energy's initial acquisition program in the United States and is presently its largest shareholder.

As of December 31, 2007, Trans America had a net working capital of $8,940,067. As of the same date, the Company held publically quoted securities with a market value of $1,311,964 and other non publically traded investments with an aggregate book value of $5,313,167. Working capital on hand at December 31, 2006 was $2,837,798, the Company's publically quoted market securities were recorded at $624,876 and the Company held a non publically quoted investment with a book value of $1,133,515.

RISK FACTORS

The Company's interests involve the exploration and development of mineral resources. Exploration and related operations are subject to all the hazards and risks normally encountered in the development of mineral properties. There is no guarantee that the Company's activities will result in commercial production of any mineral deposits. The exploration for and development of mineral deposits also involves significant financial and other risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Also, there is no assurance that the Company will be able to compete successfully in capital and financial markets to achieve its future goals.

While the discovery of uranium and other minerals may result in substantial rewards, few exploration properties are ultimately developed into producing mines. Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities.

1.2 *Nature of Business and Overall Performance*

RISK FACTORS (Continued)

Whether a mineral deposit will be commercially viable depends on a number of factors including the particular attributes of the deposit such as the quantity and quality of the minerals; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including permitting and licensing procedures, environmental protection considerations, taxes, royalties, land tenure, land use regulations, and policies regarding the exporting and/or sale of minerals in various forms. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Company's operations and/or its ability to receive an adequate return on its invested capital.

The Company's future growth and success also depends to a significant extent on its ability to attract and retain qualified personnel. As such, the Company is highly dependent on the principal members of its senior management group and the loss of their services might impede the Company's business strategy and growth..

DESCRIPTION OF PROPERTY HOLDINGS

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. These historic resource estimates are considered to be relevant and reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

Grants Project, Ambrosia Lake, New Mexico

The Grants Uranium Project is comprised of 397 unpatented lode mining claims and one state of New Mexico mining lease aggregating 8,841 acres. Trans America has the right to earn a 50% interest in the Grants properties by paying an initial $495,000 U.S. in acquisition costs (paid) and expending $5 million U.S. on exploration and development over a three-year period, of which $1,510,671 U.S. has been advanced as at December 31, 2007.

The Grants properties are located in the prolific Grants-Gallup mineral belt of west-central New Mexico. This mineral belt is the site of some of the most significant uranium deposits in the United States. It is comprised of several individual mining districts, each of which has been an important historical source of uranium.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2007

1.2 *Nature of Business and Overall Performance*

Grants Project, Ambrosia Lake, New Mexico (Continued)

The Company's property holdings are situated in the Ambrosia Lake district, historically one of the largest uranium producing regions in the United States. Historical production from the Ambrosia Lake district is estimated to be 250 million pounds U_3O_8, representing approximately 37% of all uranium ever produced in the United States.

History of Uranium Exploration and Current Exploration Potential of Grants Project

The Grants project encompasses two separate lessees: the 3,346 acres Endy Lease and the Bonner Lease which aggregates some 5,495 acres. These leases strategically cover areas of past exploration activity along two east-west mineral trends of approximately 15 miles.

The Grants Project comes with considerable historical data on past work programs including data from two properties of immediate exploration interest.

(1) Cliffside Mine - Frosty Ox

The former Cliffside mine and Frosty Ox deposits lie along the northerly mineralized trend and extend for approximately two miles. Exploration drilling was previously carried out in the area by several major companies including Homestake Mining and Kerr McGee. Significant holes at the Frosty-Ox include the following:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
RW-2	1620	15.5	0.29	5.8
including	1621	14.5	0.31	6.2
RW-7	1592	8.0	0.33	6.6
RW-10	1589	27.0	0.23	4.6
RW-12	1677	6.0	0.23	4.6
RW-15	1622	8.0	0.10	2.0
3002	1548	7.0	0.08	1.6
including	1569	14.5	0.12	2.4
3105	1515	16.0	0.12	2.4
including	1588	9.0	0.19	3.8
2904	1548	6.0	0.12	2.4
2809	1672	20.0	0.25	5.0
CC.1-1.1	1573	20.0	0.12	2.4
DD.6-5.5	1543	16.0	0.11	2.2
including	1572	11.0	0.07	1.4

1.2 *Nature of Business and Overall Performance (Continued)*

(1) Cliffside Mine - Frosty Ox (Continued)

The calculated resource given at that time was 303,685 tons at a grade of 0.165% U_3O_8 (3.30 pounds per ton) representing 1,002,160 pounds U_3O_8 of non NI 43-101 compliant historic resource. The project operator, Neutron Energy, has planned an initial drill program for the area to enable resource calculations to be completed along the trend within National Policy Instrument (NI) 43-101 standards.

The Cliffside mine lying at the west end of the trend was a former producer operated by Philip Petroleum Company and in later years by Kerr McGee. A shaft was sunk to a depth of 1497 feet and during the 1960-70 period the mine produced 6,046,780 lbs U_3O_8 at a mine grade of 8.0 lbs per ton.

Kerr McGee completed extensive drilling at the east end of the Cliffside property which now appears to be a westerly extension of the Frosty-Ox noted above. Below is a table of holes drilled returning a U_3O_8 grade of one pound per ton or greater. Depths are not given but the mineralized area is slightly up-dip from the Frosty-Ox:

Hole Number	Thickness (feet)	Grade (% e U3O8)	Pounds U_3O_8/ ton
40	13.0	0.30	6.0
161 - B	8.5	0.49	9.8
	8.0	0.54	10.8
168 - C	3.0	0.36	7.2
V - 13	4.5	0.52	10.4
W -13	5.0	0.22	4.4

In August 2007 Neutron drilled five rotary holes in the Cliffside Frosty Ox area. Three holes were drilled a considerable distance west of the Frosty Ox and North of the old Cliffside mine but returned only anomalous uranium values. Two holes drilled closer to the Frosty Ox however returned values as follows.

Hole Number	Thickness (feet)	Grade (% e U3O8)	Pounds U_3O_8/ ton
N-36-14-9-1	8.5	0.140	2.8
N-36-14-9-2	10.5	0.091	1.8

Neutron has applied for a licence to conduct additional drilling in the Frosty- Ox area and intends to use a coring rig to retrieve samples for metallurgical and mineralology testing.

1.2 *Nature of Business and Overall Performance (Continued)*

(2) Roca Honda

The second area of immediate interest is situated at the east end of Strathmore Minerals' Roca Honda deposit. The Roca Honda has been given a NI 43-101 compliant resource estimate of 17,512,000 pounds U_3O_8 contained in 3,782,000 tons grading 2.3% U_3O_8. An inferred resource of 15,832,000 pounds U_3O_8 has been established in 4,546,000 tons averaging 0.17% U_3O_8.

On the eastern end of the Roca Honda deposit on claims that constitute part of the Grants Project, Conoco drilled random, wide-spaced holes with a minimum of 400 foot centres that extended the strike length of Strathmore's Roca Honda deposit some 4,500 feet along the Grants Project property. Six of the holes returned the following intercepts and grades:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
C-3	2,934	15.5	0.15	3.0
C-9	2,914	10.0	0.30	6.0
C-11	2,966	6.0	0.18	3.6
C-12	3,012	24.5	0.17	3.4
C-13	2,987	29.0	0.12	2.4

In a news release dated July 26, 2007, Strathmore announced that it had completed a joint venture agreement to develop its Roca Honda project in New Mexico with Sumitomo Corp of Japan.

In the application for a drilling permit mentioned above Neutron will include a drilling program for the Roca Honda area.

Neutron Energy Inc. (NEI)

Trans America has earned an equity interest in NEI (10,750,000 shares) by advancing $1.25 million U.S. to the company in 2005 which enabled it to acquire uranium assets in the Western United States. In addition to the Ambrosia Lake J.V. activities to which TSA has advanced approximately $1.9 million U.S., NEI has since raised a further $27 million U.S. privately from the sale of Treasury Shares. NEI is now preparing a public offering of its shares. It is difficult to predict at this time, but Trans America believes that when NEI commences public trading Trans America's share holding will represent approximately 15% of its outstanding shares.

Over the past two years NEI has acquired unpatented lode mining claims, state mining leases and deeded fee mineral leases aggregating in excess of 300,000 acres. The properties are situated in five different U.S. states and range from grassroots exploration opportunities to ones containing substantial historic uranium resources.

1.2 *Nature of Business and Overall Performance (Continued)*

Neutron Energy Inc. (NEI) (Continued)

The following summarizes some of NEI's more prominent holdings:

The Marquez (Juan Tafoya) Project

The Marquez Project, the most significant of NEI's properties, is anchored by the Marquez and Juan Tafoya mineral deposits, all of which are situated in New Mexico east of Mount Taylor. The project includes the Marquez and Juan Tafoya deposits which host the following non-NI 43-101 compliant historic resources:

Marquez Canyon Deposit:

4,776,785 tons grading 0.112% U_3O_8 or 2.24 pounds per ton; 10,700,000 pounds U_3O_8 contained.

Juan Tafoya Deposit:

417,222 tons averaging 0.09% U_3O_8 or 1.8 pounds per ton; 751,000 pounds U_3O_8 contained.

In total, the project presently holds over 11,450,000 million pounds U_3O_8.

The Marquez deposits were prepared for production by Bokum Corporation and Long Island Lighting during the mid to late 1970's. A 2,000 TPD uranium mill was constructed during this period and a 1,600 foot shaft was sunk on the Marquez deposit to within 200 feet of the mineralized zone. In 1979 the uranium market collapsed, bankrupting both Long Island Light, which had built a nuclear reactor in New York State, and Bokum which would have supplied the reactor with its fuel requirements.

In 2001, the 2,000 TPD mill at Marquez was dismantled. However, much of the infrastructure remains in place including a developed tailings disposal area. The mill site is on deeded land and is included in the NEI lease. This latter fact gives NEI an enormous permitting advantage in developing a new mine. The mill site is within easy trucking distance of other deposits in which NEI has an interest.

Cebolleta Deposits

The Cebolleta deposits are only nine miles by paved road north of the Marquez Project and they hold some 21,900,000 pounds of non-NI 43-101 compliant historical resources as indicated below:

1.2 *Nature of Business and Overall Performance (Continued)*

Neutron Energy Inc. (NEI) (Continued)

Cebolleta Saint Anthony Deposit:

4,000,000 tons grading 0.10% U_3O_8 or 2.0 pounds per ton; 8,000,000 pounds U_3O_8 contained.

NEI holds the Cebolleta deposit on a 51/49% basis with Uranium Energy Corp. a Texas OTC: BB quoted corporation.

The Grants Project in which Trans America is earning a 50% interest is situated within easy trucking distance from the Marquis project, being approximately 60 miles by road from that Project.

Edgemont- North Dakota

Uranium resources in the Edgemont area of South Dakota appear to be amenable to low cost in-situ recovery leaching methods. NEI holds more than 11,000 acres in the Edgemont area of North Dakota and the company is continuing its acquisition program.

Historical resources identified in various reports (Schick, Robert B. 1969; Status Report Black Hills Uranium Project: Federal Resources Corporation & Others) for the Edgemont project amount to 1,149,715 short tons grading 0.105% U_3O_8 or 2,480,000 pounds.

Uranium mineralization at Edgemont occurs as roll front deposits. The depth of uranium mineralization varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for In-Situ Leach-type extractive technology.

The Edgemont acquisition program has been supervised by Albert F. Stoick a Senior Technical consultant to NEI. He is a graduate of the South Dakota School of Mines and Stanford University where he received a master's degree in Mining Engineering (1952). Mr. Stoick has been actively involved in the exploration, development and production of uranium deposits including in-situ leach situations. His background and wealth of experience makes him a valuable asset to the Edgemont Project and NEI.

Wyoming

NEI presently holds 149 unpatented lode mining claims, 133 state mining leases and one deeded fee mineral lease covering approximately 95,000 acres in the state of Wyoming. The properties are in four separate areas and each has in-situ leach potential.

1.2 *Nature of Business and Overall Performance (Continued)*

Neutron Energy Inc. (NEI) (Continued)

Wyoming (Continued)

NEI's Senior Technical Consultant in Wyoming is James F. Davis, a Wyoming graduate in geology and a graduate of MIT and Sloan School Senior Executive Program.

In 1972, Mr. Davis directed Rocky Mountain Energy's uranium programs and is credited with the discovery of the Channing uranium deposit at Copper Mountain. In 2006, Mr. Davis negotiated and acquired a deeded lease for NEI over a portion of the deposit which adjoins a property held by Strathmore Minerals Corp. NEI's lease contains an non NI 43-101 compliant historical resource of 3.52 million pounds U_3O_8 within the North Channing deposit which has an overall historical resource of 8.97 million pounds U_3O_8.

Work conducted by Rocky Mountain Energy in the 1970's indicated that the property held by NEI could be amenable to in-situ leaching recovery methods.

The work also indicates that the North Canning deposit could lend itself to an open-pit heap leach operation, quite similar to many Nevada gold operations.

Other Properties

Shandong Project – Jiaodong Peninsula, China

The Company is presently entitled to an interest in three exploration licenses (Jing Cheng) comprised of 45 square kilometres encompassing Majestic Gold Corp's (MJS) Shandong exploration project in Shandong Province, China.

The interest arose as a project participation entitlement adjunct to private placement agreements of MJS's shares in 2005 and 2006 in which the Company invested $960,000. The investment made by Trans America of $960,000 was dedicated to the subject properties at the time. An amending agreement in 2007 consolidated the property position to the Jing Cheng licenses. MJS's interest is held through a British Virgin Island subsidiary which has the right to earn a 70% interest. The Company (TSA) can earn up to a 50% interest in the 70% interest by continuing to fund the project.

The Company sold its shares of MJS in 2006 and realized a gain of approximately $397,000

The Company has no present interest in contributing additional funding to the project following the full expenditure of the initial $960,000. As such its interest will be diluted as MJS continues funding.

1.2 *Nature of Business and Overall Performance (Continued)*

Other Properties (Continued)

Shandong Project – Jiaodong Peninsula, China (Continued)

The property hosts several I.P. anomalies and Trans America has recommended that any remaining funds from the initial $960,000 private placement be used to test those anomalies.

Lynn Lake, Manitoba

The Company holds 33 contiguous mining claims aggregating 5,712 hectares in the Lynn Lake mining camp. The property is located approximately 13 kilometers northwest of Lynn Lake. The expiry date for the entire claim block is 2014 as a result of the application of $869,514 in assessment work. During the year ended December 31, 2007, the Company recorded an impairment of $698,331 as management currently has no plans to further investigate the western portion of the property, where these historical exploration costs had been incurred.

Work programs have been recommended by the Company's geological consultant P. James Chornoby, P. Geo., for the eastern end of the property. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 meters at a cost of $675,000. With the possible exception of undertaking the line-cutting and the magnetic geophysical work in the spring of 2008, no decision has been made by management to implement the consultant's recommendations.

Claymore-Bonnie Glen Gas Project

Trans America held a 6% working interest (5.7% revenue share) subject to an 18.3% royalty in the Ellersile "A" gas well managed by Compton Petroleum Corp. The interest was sold to Fairborne Energy Ltd. for $105,000 as of June 1, 2007, with a closing date of September 30, 2007. The Company also holds a minor royalty of 0.675% in a second gas well on the same spacing unit in the deeper Wabamun Formation which is managed by Fairborne Energy Ltd. which it will continue to hold.

Reference is made to the accompanying financial statement ended December 31, 2007 and in particular to the statements of income and deficit regarding revenue received during the 2007 year.

1.2 *Nature of Business and Overall Performance (Continued)*

Other Assets

The Company holds the following corporate shares whose trading value is as follows as of December 31, 2007:

CORPORATION	NUMBER OF SHARES		ADJUSTED BOOK VALUE		MARKET VALUE
Publically Quoted					
Atacama Minerals Corp.	750,000	$	436,184	$	787,500
Compliance Energy Corp.	122,946		35,000		19,671
Central Sun Mining Ltd.	7,142		29,601		8,428
Rare Element Resources Ltd.	413,636		124,091		496,365
Non-Publically Quoted					
Neutron Energy Inc *	10,750,000		5,136,515		-
North American Granite Group Inc.**	500,000		176,652		-
TOTAL		**$**	**5,938,043**	**$**	**1,311,964**

* Recorded using the equity accounting method until November 7, 2007, when management determined it no longer exercised significant influence over Neutron Energy Inc. and accordingly the investment has been reclassified as a non-publically quoted investment.

** Investment acquired during the year for $248,230. The book value is net of a $71,578 write down.

1.3 *Selected Annual Information*

The following information is selected financial data for the Company for its' three most completed fiscal years:

	YEAR ENDED DECEMBER 31					
		2007		2006		2005
Total Assets	$	17,706,229	$	6,269,177	$	4,291,429
Total Liabilities	$	229,761	$	67,638	$	10,085
Shareholders' Equity	$	17,476,468	$	6,201,539	$	5,478,078

1.3 *Selected Annual Information (Continued)*

	YEAR ENDED DECEMBER 31		
	2007	2006	2005
Total Revenues	$ 43,974	$ 92,128	$ 137,303
Cost of Sales	30,797	57,726	67,143
Operating expenses	398,427	240,050	224,219
Stock based compensation	76,600	12,000	42,000
Other Items			
Interest Income	272,594	103,535	54,409
Gain on Sale of Investment	-	705,165	706,816
Write Down of Investments	(71,578)	-	-
Gain on Sale of Oil and Gas Property	54,406	-	-
Write down of Mineral Properties	(698,331)	-	(7,350)
Share of Loss of Significantly Influenced Investee	(1,451,000)	(379,600)	-
Dilution gain on Issuance of shares by Equity Investments	5,454,000	-	-
Income Tax (Expense) Recovery	(105,000)	-	107,000
Net Income For The Year	$ 2,993,241	$ 211,452	$ 664,816
Income (Loss) Per Share – Basic	$ 0.12	$ 0.01	$ 0.03
Income (Loss) Per Share – Diluted	$ 0.08	$ 0.01	$ 0.03
Cash Dividends Declared	$ -	$ -	$ -

1.4 *Results of Operations*

The company realized net income of $2,993,241 during the year ended December 31, 2007 compared to net income of $211,452 for the year ended December 31, 2006. The most significant changes in results for the year ended December 31, 2007 compared to the year ended December 31, 2006 were a reduction in gas revenues to $43,974 (2006 - $92,128) cost of sales of gas operations were also reduced to $30,797 (2006 - $57,726) resulting in a decrease in net profit on gas operations to $13,177 (2006 - $34,402). The reduction in gas revenues and expenses were a direct result of the sale of the Company's interest in a gas well in June 2007. Management and consulting fees increased to $142,300 (2006 - $79,100) as a result of new management fee arrangements becoming effective in January 2007 and increased usage of consultants during the year; professional fees increased to $54,103 (2006 – $38,180) as a result of professional fees being incurred in the course of raising funding and the audit fees increasing due to the increased activity of the Company; regulatory expenses increased to $38,900 (2006 - $8,674) due to the completion of a financing during the year; stock based compensation increased to $76,600 (2006 - $12,000) as a result of options being granted to directors and officers of the Company.

1.4 *Results of Operations (Continued)*

Shareholder communication expenses increased to $66,089 (2006 – $12,470) as a result of entering into an agreement to promote the Company in Europe, and work undertaken developing the Company's website; travel and promotion increased to $38,444 (2006 - $15,850); interest income increased to $272,594 (2006 – $103,535) as a result of holding higher cash and cash equivalent balances during the year due to the completed financing Property examination costs were reduced to $nil (2006 - $32,000); as the Company was concentrating on developing its current property holdings; transfer agent fees were reduced to $12,312 (2006 - $13,031); gains on sale of investments were reduced to $nil (2006 - $705,165) as the Company sold no investments in the year. The Company also realized a gain on sale of its oil and gas property of $54,406 (2006 - $nil); and incurred a loss on write down of investment of $71,758 (2006 - $nil) and a gain of $5,454,000 (2006 - $nil) on the dilution of the Company's interest in Neutron Energy Inc. ("NEI") as a result of NEI issuing stock to persons other than the Company; the loss of significantly influenced investee increased to $1,451,000 (2006 - $379,600) as a result of equity accounting for its interest in Neutron Energy Inc. Finally, future income taxes increased to $105,000 (2006 - $nil) mainly as a result of providing for future income tax on the equity investment dilution gains experienced during the year.

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	MARCH 31 2007	JUNE 30 2007	SEPTEMBER 30 2007	DECEMBER 31 2007
Total revenues	$ 25,246	$ 24,961	$ (7,088)	$ **855**
Net income (loss) for the period	$ (188,422)	$ (458,503)	$ 3,424,694	$ **215,472**
Basic net income (loss) per share	$ (0.01)	$ (0.02)	$ 0.11	$ **0.01**
Diluted net income (loss) per share	n/a	n/a	$ 0.08	$ **0.00**

	QUARTER ENDED			
	MARCH 31 2006	JUNE 30 2006	SEPTEMBER 30 2006	DECEMBER 31 2006
Total revenues	$ 33,860	$ 18,376	$ 20,501	$ 19,391
Net income (loss) for the period	$ 368,364	$ 170,788	$ (72,198)	$ (255,502)
Basic and diluted net income (loss) per share	$ 0.02	$ 0.01	$ (0.00)	$ (0.01)

1.6 *Liquidity*

The Company has financed its operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

During the year ended December 31, 2007 the Company completed a private placement of 7,635,000 units at $1.00 each for total gross proceeds of $7,365,000. Each unit consists of one share and one share purchase warrant exercisable at a price of $1.25 per share until May 3, 2009.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

At December 31, 2007, included in accounts payable and accrued liabilities is $2,942 (2006 - $nil) payable to a company controlled by a director.

During the year ended December 31, 2007, the Company incurred management fees of $90,000 (2006 - $48,000), secretarial and office services of $20,500 (2006 - $22,300) from a company owned by the President.

The Company also paid bonuses in the amount of $8,000 (2006 - $8,800) to directors for services rendered, and also consulting fees of $17,800 (2006 - $nil) and shareholder communication expenses of $10,125 (2006 - $nil) to a director for services rendered.

1.10 *Fourth Quarter*

The results for the three months ending December 31, 2007 differed, in large measure to the results of the three month period ended December 31, 2007 due to the following: The Company experienced net income from gas operations amounting to $836 (2006 – $10,329) as income recorded in the quarter ended December 31, 2007 represented only royalties received in relation to its remaining 0.675% royalty interest in a gas well, compared to net revenues from its 5.7% revenue share in a gas well in the comparative period. Management and consulting fees increased to $45,000 (2006 - $26,300) as a result of new management fee arrangements; professional fees were reduced to $5,040 (2006 – $6,180); shareholder communication expenses increased to $9,014 (2006 – $1,564) as a result of entering into an agreement to promote the Company in Europe.

1.10 *Fourth Quarter (Continued)*

Travel expenses increased to $8,759 (2006 - $3,386) as a result of meetings in Europe and the USA to further promote the Company, stock based compensation increased to $76,600 (2006 - $nil), and office facilities and services costs increased to $9,542 (2006 - $8,646)

The Company also experienced a reduction in transfer agent fees resulting in a credit to expense for the quarter of $1,867 (2006 expense - $3,113); an increase in interest income earned to $112,726 (2006 – $29,717) a result of holding higher cash and cash equivalent balances during the period due to the completed financing in the second quarter; The Company also incurred a write down of its equity investment holdings of $71,578 (2006- $nil); a write down of mineral properties of $698,331 (2006 - $nil); the share of loss of significantly influenced investee increased to $481,700 (2006 - $246,600) and finally the Company experienced a gain of $1,613,000 (2006 - $nil) on the dilution of the Company's interest in Neutron Energy Inc. ("NEI") as a result of NEI issuing stock to persons other than the Company, which also created a future income tax liability of $105,000 (2006 - $nil).

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to assumptions used in determining the fair value of non-cash stock-based compensation, amounts recorded for depletion of petroleum and natural gas properties, and future tax asset valuations. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

1.13 *Changes in Accounting Policies*

Financial Instruments

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

1.13 *Changes in Accounting Policies (Continued)*

Financial Instruments *(Continued)*

The new standards and policies are as follows:

(i) Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortised cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognised in the income statement for the period.

(ii) Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company financial statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For the Company, other comprehensive income ("OCI") is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income ("AOCI") which is presented as a new category within shareholders equity in the Balance Sheet.

(iii) Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at December 31, 2007 the Company has not designated any hedging relationships.

Accounting Changes

Effective January 1, 2007, the Company adopted CICA Section 1506, Accounting Changes, effective for annual and interim periods beginning on or after January 1, 2007. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective

1.13 *Changes in Accounting Policies (Continued)*

Accounting Changes (Continued)

The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short term deposits, investments, exploration advances and accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, due to their short term maturity or capacity for prompt liquidation.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 8 to the December 31, 2007 financial statements.

Controls and Procedures

As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of our President of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President has concluded that as of December 31, 2007, a material weakness existed during the year with respect to the financial reporting of financial information received from our equity investee, Neutron Energy Inc. ("NEI"). This information became apparent as a result of the December 31, 2007 audit of NEI.

Due to the complexity of the accounting for certain joint venture agreements entered into by NEI, the loss for the year of NEI was significantly amended at December 31, 2007, and this resulted in information received from NEI which affected the equity loss and dilution gain on issuance of shares by equity investment, reported by the Company being misstated by the Company during the year.

Effective November 7, 2007, management determined the Company no longer exerted significant influence over the operations of NEI and its net investment in NEI was reclassified as a non-publically traded investment in its financial statements. Accordingly the material weakness in financial reporting has been rectified, and does not exist for future reporting periods.

1.15 *Other Information* (Continued)

Controls and Procedures (Continued)

Except for the above weakness which was rectified during the fourth quarter of the fiscal year, our President concluded that financial and disclosure controls and procedures are now effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Approval

The Board of Directors of Trans America Industries Ltd. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2007

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer (Retired Member of the B.C. Law Society) Scott Kelly: Corporate Secretary
Independent Directors	William Meyer, P.Eng. (Formerly Vice President of Exploration for Teck Cominco; former Chairman of Minco Mining) David K. Duval (Freelance mining journalist) James J. McDougall, P.Eng. (Former Western Exploration Manager for Falconbridge Nickel; a PDA Prospector of the Year; Member of the Canadian Mining Hall of Fame)
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 720 – 789 West Pender Street Vancouver, British Columbia Canada, V6C 1H2 Tel: (604) 688-8042 Fax: (604) 689-8032 E-mail: info@trans-america.ca

TRANS AMERICA INDUSTRIES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Trans America Industries Ltd.

We have audited the balance sheets of Trans America Industries Ltd. as at December 31, 2007 and 2006, and the statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada — "Morgan & Company"

April 24, 2008 — Chartered Accountants

TRANS AMERICA INDUSTRIES LTD.

BALANCE SHEETS

	DECEMBER 31 2007	2006
ASSETS		
Current		
Cash and cash equivalents	$ 1,045,814	$ 370,495
Short term deposits	7,894,057	2,511,834
Accounts receivable	-	16,926
Amounts receivable	4,429	1,923
Prepaid expense	3,528	4,258
	8,947,828	2,905,436
Investments (Note 4)	6,625,131	1,758,391
Exploration Advances	328,682	-
Capital Assets (Note 5)	-	3,703
Oil and Gas Property (Note 6)	-	55,368
Mineral Properties and Deferred Exploration Expenditures (Note 7)	1,804,588	1,546,279
	$ 17,706,229	$ 6,269,177
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 7,761	$ 67,638
Future Income Tax Liability	222,000	-
	229,761	67,638
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	18,992,298	11,576,998
Contributed Surplus	702,672	406,372
Accumulated Other Comprehensive Income	570,088	-
Deficit	(2,788,590)	(5,781,831)
	17,476,468	6,201,539
	$ 17,706,229	$ 6,269,177

Approved on behalf of the Board of Directors:

"David Duval" — Director

"John K. Campbell" — Director

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31 2007	2006
Gas Sales	$ 43,974	$ 92,128
Cost Of Sales		
Royalties on gas sales	7,935	17,894
Depletion	4,775	11,964
Oil and gas property operating expenses	18,087	27,868
	30,797	57,726
Gross Profit	13,177	34,402
Expenses		
Amortization	3,703	1,364
Management and consulting fees (Note 9)	142,300	79,100
Office facilities and services	42,576	39,381
Property examination costs	-	32,000
Professional fees	54,103	38,180
Regulatory fees	38,900	8,674
Shareholder communication	66,089	12,470
Stock based compensation (Note 8)	76,600	12,000
Transfer agent	12,312	13,031
Travel and promotion	38,444	15,850
	475,027	252,050
Loss Before Other Income (Expense) and Income Tax	(461,850)	(217,648)
Other Income (Expense)		
Interest Income	272,594	103,535
Gain On Sale Of Investments	-	705,165
Write down of Investment	(71,578)	-
Gain On Sale Of Oil and Gas Property	54,406	-
Write Down of Mineral Properties	(698,331)	-
Share of Loss of Equity Investment	(1,451,000)	(379,600)
Dilution Gain on Issuance of Shares by Equity Investment	5,454,000	-
	3,560,091	429,100
Income before Income Tax	3,098,241	211,452
Future income tax expense	(105,000)	-
Net Income For The Year	$ 2,993,241	$ 211,452
Basic Earnings Per Share	$ 0.12	$ 0.01
Diluted Earnings Per Share	$ 0.08	$ 0.01
Weighted Average Number Of Shares Outstanding - Basic	24,477,432	22,950,499
Weighted Average Number Of Shares Outstanding - Diluted	38,583,222	22,848,030

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF COMPREHENSIVE INCOME

		YEARS ENDED DECEMBER 31		
		2007		2006
Net Income For The Year	$	2,993,241	$	211,452
Other Comprehensive Income				
Net unrealized gains arising on available for sale investments arising during the year, net of income tax of $28,000		134,050		-
Comprehensive Income for the Year	$	3,127,291	$	211,452

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31 2007	2006
Cash Flows Provided By (Used In) Operating Activities		
Net income for the year	$ 2,993,241	$ 211,452
Add (Deduct) items not involving cash:		
Amortization	3,703	1,364
Depletion	4,775	11,964
Stock based compensation	76,600	12,000
Gain on sale of investments	-	(705,165)
Write down of investment	71,578	-
Write down of mineral properties	698,331	-
Gain on sale of oil and gas property	(54,407)	-
Share of loss of equity investment	1,451,000	379,600
Dilution Gain on Issuance of Shares by Equity Investment	(5,454,000)	-
Future income taxes	105,000	-
	(104,179)	(88,785)
Change in non-cash operating working capital items:		
Accounts receivable	16,926	16,888
Amounts receivable	(2,506)	-
Prepaid expense	730	7,742
Accounts payable and accrued liabilities	(59,877)	(4,797)
	(148,906)	(217,858)
Cash Flows Provided By Financing Activities		
Issuance of share capital	7,635,000	500,000
	7,635,000	500,000
Cash Flows Provided By (Used In) Investing Activities		
Purchase of investments	(248,230)	(525,201)
Short term deposits	(5,382,223)	(2,511,834)
Proceeds from disposal of investments	-	1,792,200
Proceeds from disposal of oil and gas property	105,000	-
Exploration advances	(328,682)	-
Long term advances	-	(290,975)
Mineral properties and deferred exploration expenditures	(956,640)	(786,596)
	(6,810,775)	(2,322,406)
Increase (Decrease) In Cash And Cash Equivalents	675,319	(1,891,358)
Cash and Cash Equivalents, Beginning of Year	370,495	2,261,853
Cash and Cash Equivalents, End of Year	$ 1,045,814	$ 370,495
Supplementary Cash Flow Disclosures		
Interest Paid	$ -	$ -
Taxes Paid	$ -	$ -
Supplementary Disclosure of Non-Cash Investing and Financing Activities		
Fair value of finders units issued pursuant to private placement	$ 457,275	$ -
Fair value of finders options granted pursuant to private placement	$ 219,700	$ -

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY

DECEMBER 31, 2007

	COMMON SHARES				ACCUMULATED OTHER COMPREHENSIVE		
	SHARES	AMOUNT	CONTRIBUTED SURPLUS		INCOME	DEFICIT	TOTAL
Balance, December 31, 2005	22,112,143	$ 11,076,998	$ 394,372	$	-	$ (5,993,283)	$ 5,478,087
Shares issued on exercise of share purchase warrants	1,000,000	500,000	-		-	-	500,000
Fair value of options vesting in year			12,000		-	-	12,000
Net Income for the year	-	-	-		-	211,452	211,452
Balance, December 31, 2006	23,112,143	$ 11,576,998	$ 406,372	$	-	$ (5,781,831)	$ 6,201,539
Revaluation of investments and short term deposits to Market Value at January 1, 2007, net of income tax of $89,000	-	-	-		436,038	-	436,038
Revaluation of Investments to Market Value at December 31, 2007, net of income tax of $28,000	-	-	-		134,050	-	134,050
Units issued pursuant to private placement at $1.00	8,092,275	8,092,275			-	-	8,092,275
Fair value of units issued at $1.00 classified as share issuance costs	-	(457,275)	-		-	-	(457,275)
Fair value of finders options issued as finders fees pursuant to private placement	-	(219,700)	219,700		-	-	-
Fair value of options granted	-	-	76,600		-	-	76,600
Net income for the year	-	-	-		-	2,993,241	2,993,241
Balance, December 31, 2007	31,204,418	$ 18,992,298	$ 702,672	$	570,088	$ (2,788,590)	$ 17,476,468

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

1. NATURE OF BUSINESS

The Company is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties in Canada, China and the United States of America.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to assumptions used in determining the fair value of non-cash stock-based compensation, amounts recorded for impairment of investments, amounts recorded for depletion of petroleum and natural gas properties, and future tax asset valuations. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

b) Foreign Currency Translation

Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

i) Monetary items are translated at the rates prevailing at the balance sheet date;
ii) Non-monetary items are translated at historical rates;
iii) Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;
iv) Gains and losses on foreign currency translation are reflected in the consolidated statements of operations and comprehensive loss.

c) Cash and Cash Equivalents

Cash includes cash on hand and demand deposits. Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

d) Revenue recognition

Revenue associated with the sale of crude oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded..

e) Investments

Long term investments in which the Company has voting interests of 20% to 50%, or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends are credited to the investment accounts.

In accordance with the recommendations of section 3855 "Financial instruments – Recognition and Measurement of the Canadian Institute of Chartered Accountants handbook (Note 4) the Company has designated its investments over which the Company does not exercise significant influence as available for sale investments and reports them at fair value. The amounts by which fair values for these investments differ from written down cost represent unrealized gains and losses and are recognised in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of investments is market value. The market value of publicly traded investments is based on quoted market prices.

f) Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short term deposits, investments, exploration advances, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

g) Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided on a declining balance basis over the estimated useful lives of the assets using the following annual rates:

Office equipment	20%
Computer equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties, as presented in CICA Guideline 16 – Oil and Gas Accounting – Full Cost. All costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest.

Capitalized costs are depleted and amortized using the unit-of-production method, based on the estimated proven oil and natural gas reserves as determined by independent engineers. All other costs are expensed as incurred.

Annually, the Company performs a review of carrying costs of oil and gas property interests to assess whether such costs are fully recoverable from future cash flows, and any excess of carrying costs over future cash flows is included in depreciation and depletion in the current period.

i) Mineral Properties and Related Deferred Exploration Expenditures

The Company capitalizes all exploration expenditures directly related to specific mineral properties in which it has a continuing interest until the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company's mineral rights are allowed to lapse. Capitalized costs are amortized over the useful life of the ore body following commencement of commercial production based on estimated economic reserves or written off if the property is sold or abandoned.

j) Long-Lived Assets

Long-lived assets include oil and gas properties and mineral exploration properties. Long-lived assets are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds. Management's estimate of recoverable proven and probable reserves is subject to risks and uncertainties of change affecting the recoverability of the Company's investment in oil and gas and mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of the recoverability of oil and gas and mineral properties and capitalized costs and the need for asset impairment write-downs.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

j) Long-Lived Assets (continued)

An exploration property is considered impaired when the Company has abandoned exploration on the property and the property no longer plays a significant strategic roll in developing a mineral resource. Uncertainty regarding the interpretation and application of laws can also lead to the impairment of an exploration property. In circumstances of regulatory uncertainty where the exploration property is not abandoned, the Company will expense associated exploration costs.

k) Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised. As at December 31, 2007, the Company does not have any asset retirement obligations.

l) Stock Based Compensation

The Company's Option Plan provides for granting of stock options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and are expensed over vesting periods with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

m) Flow-Through Shares

Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company follows the accounting prescribed by the CICA Emerging Issues Committee (EIC) in EIC-146 "Flow-through Shares". On the date the expenditures are renounced, the Company records the income tax benefit arising from the renunciation as a recovery of income taxes in the statement of operations and a corresponding reduction in the share capital amounts recorded from the sale of the flow-through shares proceeds.

n) Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are measured using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where future income tax assets are more likely than not to be realized.

o) Earnings Per Share

Basic earnings per share has been computed by dividing the earnings attributable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated using the treasury stock method, under which the deemed proceeds of the exercise of options and warrants are considered to be used to reacquire common shares at an average price per share.

p) Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in VIEs.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

q) Recently Issued Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

i) On January 8, 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Section 3064 is effective for the Company for annual and interim financial statements commencing January 1, 2009.

ii) On September 15 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Sections 1535, 3862 and 3863 are effective for the Company for annual and interim financial statements commencing January 1, 2008.

r) Comparative figures

Certain of the comparative figures have been reclassified to conform to with the presentation adopted for the current year.

3. NEWLY ADOPTED ACCOUNTING POLICIES

Financial Instruments

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA").

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

3. NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

The new standards and policies are as follows:

(i) Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortised cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income.

Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognised in the income statement for the period.

(ii) Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company financial statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For the Company, other comprehensive income ("OCI") is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income ("AOCI") which is presented as a new category within shareholders equity in the Balance Sheet.

(iii) Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at December 31, 2007 the Company has not designated any hedging relationships.

Accounting Changes

Effective January 1, 2007, the Company adopted CICA Section 1506, Accounting Changes, effective for annual and interim periods beginning on or after January 1, 2007. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

4. INVESTMENTS

	2007	2006
Investment in Company subject to significant influence		
Neutron Energy Inc, 10,750,000 Common Shares (2006 – Nil 10,750,000 common shares)	$ 1,513,115	$ 1,513,115
At December 31, 2006 the Company's 45.9% interest was being accounted for using the equity method as Neutron Energy Inc. had initiated the process to complete an initial public offering that would significantly dilute the Company's interest. As of November 7, 2007, Neutron Energy Inc. had issued 30,659,045 shares of common stock at an average issue price of between US $0.61 and US $1.50 per share. As a consequence of these transactions Company's interest was decreased to 19.46% generating a non-cash accounting dilution gain of $5,351,000. As at November 7, 2007, management determined it no longer exercised significant influence over Neutron Energy and accordingly the investment has been reclassified as an other investment.		
Gain on dilution of Company's interest	5,454,000	-
Share of Loss of Significantly Influenced Investee	(1,830,600)	(379,600)
	5,136,515	1,133,515
Reclassification to other investments	(5,136,515)	-
Other Investments	-	1,133,515
Non-Publically Quoted		
Neutron Energy Inc., 10,750,000 Common Shares, at cost	5,136,515	-
North American Granite Group Inc. 500,000 common shares (2006 – nil common shares) at cost, net of write down of $71,578	176,652	-
Publically Quoted		
Atacama Minerals Corp., 750,000 common shares December 31, 2007, disclosed at market value, (December 31, 2006, - disclosed at written down cost – 750,000 common shares with a quoted market value of $825,000).	787,500	436,184
Other investments, December 31, 2007, disclosed at market value, (December 31, 2006, - disclosed at written down cost with a quoted market value of $324,912).	524,464	188,692
	$ 6,625,131	$ 1,758,391

5. CAPITAL ASSETS

	2007	2006
Office equipment	$ 17,105	$ 17,105
Computer equipment	10,030	10,030
	27,135	27,135
Less: Accumulated amortization	(27,135)	(23,432)
Net book value	$ -	$ 3,703

6. OIL AND GAS PROPERTY

The Company previously acquired a 6% working interest , 5.7% net revenue interest, in an oil and gas property located in the Claymore Area, Alberta which was sold for cash proceeds of $105,000 on June 1, 2007, resulting in a net gain on sale of $54,407.

	2007	2006
Cost	$ -	$ 98,133
Depletion	-	(42,765)
Net book value	$ -	$ 55,368

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) New Mexico Properties (U.S.A.)

The Company entered into an agreement on April 28, 2006 with Neutron Energy Inc. ("NEI") containing an option to acquire a 50% interest in 396 unpatented mining lode claims and one state lease covering an area of 8,632 acres in the Ambrosia Lake mining district of New Mexico. The Company can earn its interest in the subject properties by:

(i) advancing $568,615 (US$495,000) to NEI, (paid)

(ii) by funding maintenance and exploration expenditures totalling $4,991,093 (US$5,000,000) as follows:

a) $641,093 (US$600,000) on or before April 28, 2007; (paid)

b) $4,350,000 (US$4,400,000) on or before April 28, 2009. (At December 31, 2007, the Company has paid $581,879 (US$575,965) and made exploration advances to the project manager amounting to $328,681 (US$334,706)

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

a) New Mexico Properties (U.S.A.) (continued)

Mineral Properties and deferred exploration expenditures for the New Mexico properties are comprised of the following amounts:

	2007	2006
Acquisition cost	$ 568,615	$ 568,615
Maintenance and exploration expenses (NEI)	1,222,972	269,331
Geological Reports (incurred by the Company)	13,000	10,000
	1,804,587	847,946

b) Manitoba Properties

The Company staked 33 mineral claims in the Lynn Lake area of Manitoba. During the year ended December 31, 2007 the Company recorded an impairment provision of $698,332 as management currently has no plans to further investigate the western portion of the property, where these exploration costs had been incurred.

Mineral properties and deferred exploration expenditures are comprised of the following amounts:

	2007	2006
Staking	$ 29,064	$ 29,066
Engineering and consulting	63,900	63,900
Survey and geophysical	234,924	234,924
Line cutting and roads	137,912	137,912
Supplies	58,153	58,153
Drilling	282,500	282,500
Assays	22,079	22,079
Reports and mapping	40,980	40,980
Mineral Exploration Assistance Program	(171,181)	(171,181)
Write down of mineral properties	(698,331)	-
	$ -	$ 698,333
Total mineral properties and deferred exploration expenditures (New Mexico and Manitoba)	$ 1,804,588	$ 1,546,279

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

c) China Property

The Company entered into an option and shareholder agreement dated January 14, 2005, as amended August 22, 2005, with Majestic Gold Corp. ("MJS") for an option to acquire a 50% interest in their 60% interest in three mining leases which form part of an interest under option from Yantai Zhong Jai Mining Inc., and a 50% interest in any additional leases acquired within a 900 square kilometre area of interest, located in the Shandong Province in the People's Republic of China (the "Project").

The Company has earned its interest in the Project by subscribing in prior years to 800,000 private placement units of MJS at $0.70 and an additional 1,000,000 private placement units at a price of $0.40 for a total investment aggregating $960,000 (the "MJS Units"). The Company sold the MJS Units in 2006 for proceeds of $1,380,000 and recognized a gain of $420,000.

In July 2006, a subsidiary company of MJS, Majestic Zhaoyuan Gold Ltd. ("MZG"), entered into a Co-operation Contract with China Shandong No 3 Mineral and Geological Exploration Institute. MZG has the right to acquire a 70% interest in Yantai Ludi Jinjang Gold Mining Inc., a Chinese Co-operation Company that has been established to hold the exploration rights to the Jingang Gold Project in the Shandong Province of China. MZG will earn its interest by funding exploration and development expenditures totalling $567,125 over 4 years.

Effective February 1, 2007, Trans America Industries Ltd. and MJS amended their option and shareholder agreement whereby the Company may earn up to 50% of MJS's indirect 70% interest in the Jingang Gold Project (the "Jing Cheng Interest") by entering into a formal JV agreement with MZG and continuing to fund 50% of MJS's exploration costs in the Jing Cheng Interest.

8. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

b) Issued

During the year ended December 31, 2006, the Company issued 1,000,000 common shares pursuant to the exercise of 1,000,000 warrants at $0.50 per share.

On May 3, 2007, the Company completed a private placement of 7,635,000 units at $1.00 each. Each unit consists of one share and one share purchase warrant exercisable at a price of $1.25 per share until May 3, 2009.

8. **SHARE CAPITAL** (Continued)

b) Issued (continued)

In payment for finders fees provided in connection with the private placement the Company has issued 457,275 finders units, and granted 457,275 finders options exercisable at $1.00 until May 31, 2009. Each finders unit consists of one share and one share purchase warrant exercisable at a price of $1.25 per share until May 3, 2009. Each finders option entitles the holder to acquire one finders unit under the same terms as the private placement units expiring May 3, 2009.

The fair value of the finders units granted was $457,275. Since the units are exercisable immediately, the Company recorded share issue costs of $457,275 in respect of these units.

The total fair value of the 457,275 finders options granted was $219,700 based on the Black-Scholes pricing model. Since the units are exercisable immediately, the Company recorded share issue costs of $219,700 in respect of these units.

The fair value of the finders options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	YEAR ENDED DECEMBER 31, 2007	2006
Risk free interest rate	4.12%	-
Expected life	2 years	-
Expected volatility	46%	-
Expected dividend yield	-	-
Weighted average of fair value of options granted	$0.48	$ -

c) Stock Based Compensation

The Company's stock option plan provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the year ended December 31, 2007, the Company recorded $76,600 (2006 - $12,000) in stock based compensation for options granted.

8. SHARE CAPITAL (Continued)

c) Stock Based Compensation (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Risk free interest rate	4.17%	-
Expected life	5 years	-
Expected volatility	74%	-
Expected dividend yield	-	-
Weighted average of fair value of options granted	$0.44	$ -

d) Options Outstanding

As at December 31, 2007, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT DECEMBER 31, 2007	EXPIRY DATE
350,000	$ 0.35	350,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
457,275	1.00	457,275	May 3, 2009
250,000	0.35	250,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009
50,000	1.10	50,000	October 8, 2010
25,000	1.00	25,000	December 15, 2010
125,000	0.75	125,000	September 12, 2012
50,000	0.75	50,000	December 21, 2012
1,657,275		1,657,275	

A summary of changes in stock options for the years ended December 31, 2007 and 2006 is as follows:

	DECEMBER 31, 2007		DECEMBER 31, 2006	
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of year	1,025,000	$ 0.40	1,025,000	$ 0.40
Granted	632,275	0.93	-	-
Balance, end of year	1,657,275	$ 0.60	1,025,000	$ 0.40

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

8. SHARE CAPITAL (Continued)

e) Share Purchase Warrants

A summary of changes in share purchase warrants for the years ended December 31, 2007 and 2006 is as follows:

	DECEMBER 31, 2007		DECEMBER 31, 2006	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of year	-	$ -	1,000,000	$ 0.50
Granted	8,092,275	1.25	-	-
Exercised	-	-	(1,000,000)	(0.50)
Balance, end of year	8,092,275	$ 1.25	-	$ -

As at December 31, 2007, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	EXPIRY DATE
8,092,275	$ 1.25	May 3, 2009

9. RELATED PARTY TRANSACTIONS

The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. In addition to those related party transactions disclosed elsewhere in the financial statements the Company incurred the following transactions and balances.

a) During the year ended December 31, 2007, the Company incurred management fees of $90,000 (2006 - $48,000), and secretarial and office services of $20,500 (2006 - $22,300) from a company owned by an officer and director and paid fees to a director of $17,800 (2006 - $nil) for consulting services and $10,125 (2005 - $8,890) for shareholder communications.

b) During the year ended December 31, 2007, the Company paid bonuses to directors in the amount of $8,000 (2006 - $8,800).

c) Included in accounts payable and accrued liabilities is $2,942 (2006 - $nil) payable to a company controlled by a director.

9. RELATED PARTY TRANSACTIONS (Continued)

d) The Company has an investment in Neutron Energy Inc. (Notes 4 and 7) which is related by virtue of having a common director with the Company.

10. INCOME TAXES

Income taxes in the financial statements are based upon transactions in the financial statements regardless of when they are recognised for income tax purposes. In addition, income taxes are recorded directly in equity, when the taxes relate to amounts recorded in shareholders' equity. For example, unrealized capital gains resulting from the reporting of investments at market value.

At December 31, 2007 and 2006 the Company's future income tax assets (liabilities) are estimated as follows:

	2007	2006
Capital loss carryforwards	$ 110,000	$ 120,000
Non-capital loss carryforwards	162,000	152,000
Carrying value of investments in excess of tax values	(657,000)	149,000
Resource deductions	154,000	(67,000)
Capital assets	6,000	5,000
Share issue costs	3,000	-
	(222,000)	359,000
Valuation allowance	-	(359,000)
Future income taxes	$ (222,000)	$ -

As at December 31, 2007 and 2006, the Company's provision for future income taxes is as follows:

	2007	2006
Statement of Income		
Provision for income taxes – future	$ 105,000	$ -
Statement of Equity		
Provision for income taxes – future	117,000	-
	$ 222,000	$ -

END

10. INCOME TAXES (Continued)

A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

	2007	2006
Statutory rates	34%	34%
Expected Income tax expense (recovery)	$ 1,053,000	$ (75,000)
Temporary difference on dilution gain	(927,000)	-
Other temporary differences	(125,000)	(42,000)
Effect of change in tax rate	(23,000)	(8,000)
Permanent difference – other items	28,000	116,000
Change in valuation allowance	69,000	-
Tax benefits not recognized	30,000	9,000
Income tax expense (recovery)	$ 105,000	$ -

The Company has available tax losses of approximately $390,000 which may be offset against future Canadian taxable income. These losses expire as follows:

2009	130,000
2010	62,000
2014	111,000
2027	87,000
	$ 390,000

In addition, the Company has resource related expenditures totalling $2,303,000 (2006 - $1,405,000) which can be carried forward indefinitely to offset future taxable income. The Company also has capital losses of $706,000 (2006 - $706,000) which may be carried forward indefinitely and applied against capital gains in a future period.

END